February 26, 2009
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed July 31, 2008; Amended on October 15, 2008
and December 29, 2008
File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated February 25, 2009.
Notes to Consolidated Financial Statements
Note 12. Investments in Unconsolidated Subsidiaries, page 32
1.	Refer to the disclosures in Note 2 to the Sunrise IV Senior Living Holdings, LLC (the Fountains venture,) on page 179. Tell us whether at December 31, 2007 and at the time you filed your 2007 financial statements you had evaluated your investment in the “Fountains venture” for other than temporary impairment considering that the facilities were negatively impacted by adverse economic conditions during 2007.
Sunrise Response:
We evaluated our investment in the Fountains venture for other than temporary impairment in accordance with APB 18 at December 31, 2007 through the date we filed our financial statements on July 31, 2008. As of December 31, 2007, the venture debt was not in default and we considered the underlying expected future cash flows of the property and the venture when performing our other than temporary impairment analysis. We concluded based on that analysis that there was no other than temporary impairment in our investment as of December 31, 2007. We also note that within the venture, prior to the filing of our 2007 financial statements, we evaluated the property carrying value under FAS 144 which indicated that the undiscounted expected future cash flows were sufficient to recover the asset carrying value.

2.	It is unclear to us how you concluded that you had accurate financial information for “the Fountains venture” in view of the significant adjustment recorded at the investee level for the year ended December 31, 2007.
Sunrise Response:
As the manager for the Fountains properties and the managing member of the Fountains venture, we are responsible for the books and records of the Fountains venture and the preparation of the venture’s financial statements. The audit of the venture level financial statements was not completed and finalized until November of 2008.
3.	Tell us why you believe that you were not required to restate your financial statements to adjust your equity share in the loss of the “Fountains venture” considering that the venture financial statements were issued in November 2008 and were available to you on or before December 30, 2008, the date you filed Amendment #2 to the 2007 Form 10-K.
Sunrise Response:
The financial statements of both Sunrise and the venture take into consideration the guidance set forth in AU 560, Subsequent Events. The financial statements for Sunrise were issued in July 2008. At that time Sunrise considered all the facts and circumstances relevant to the impairment analysis and reached a reasoned judgment that no impairment was necessary. Any change in circumstances after that issuance date is reflected as a change in estimate under FAS 154 in the period in which the change in circumstances occurred. The financial statements of the venture were not issued until November 2008. In the fourth quarter of 2008, the outlook for purposes of evaluating the carrying value of the underlying asset was based on the significant deterioration in economic circumstances and the credit markets in the fourth quarter of 2008. We believed that the separate financial statements of the venture should include an assessment of all the circumstances at the time of the issuance of the financial statements. We do not believe that the financial statements of Sunrise on July 2008 were in error, therefore no restatement is necessary.

Financial Statements of PS Germany Investment (Jersey) Limited Partnership
Report of Independent Auditors, page 134
4.	Revise to include a signed copy of the audit report in accordance with Item 2-02(a) of Regulation S-X.
Sunrise Response:
We will revise when we file an amended 2008 Form 10-K with the 3-09 financial statements no later than March 31, 2009.
Sunrise Aston Gardens Venture, LLC
Independent Auditors’ Report, page 161
5.	Revise to include an accountant’s report that is dated, signed and indicates the city and state where issued, in accordance with Item 2-02(a) of Regulation S-X.
Sunrise Response:
We will revise when we file an amended 2008 Form 10-K with the 3-09 financial statements no later than March 31, 2009.
Sunrise IV Senior Living Holdings, LLC (the Fountains Venture)
Independent auditor’s report, page 173
6.	The auditor’s report date is different from the date included in the auditor’s consent elsewhere in the document. If the correct auditor’s report date is November 10, 2008, revise to include an updated auditor’s report.
Sunrise Response:
November 10, 2008 is the correct audit report date. We will revise when we file an amended 2008 Form 10-K with the 3-09 financial statements no later than March 31, 2009.

If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer
(703) 744-1662